                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)
                   Under the Securities Exchange Act of 1934*

                              THE ASK GROUP, INC.
________________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                  001903 10 3
________________________________________________________________________________
                                 (CUSIP Number)

Warren Andersen                             Storrow Gordon
General Motors Corporation                  Electronic Data Systems Corporation
3031 West Grand Boulevard                   5400 Legacy Drive, H3-3D-05
Detroit, MI  48232                          Plano, TX  75024
(313) 974-1528                              (214) 605-5500
________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 18, 1994
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Page 1 of 21 pages, exhibit index on page 4

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                                                              Page 2 of 21 Pages


         General Motors Corporation, a Delaware corporation, and its wholly owned subsidiary, Electronic Data Systems Corporation, a Texas Corporation ("EDS"), hereby amend and supplement their Statement on Schedule 13D as originally filed on or about October 31, 1990 and as amended through Amendment No. 2 thereto filed June 24, 1993 (as amended, the "Original Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of The ASK Group, Inc., a Delaware corporation (the "Company").


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Original Statement is hereby amended and supplemented as follows:

         On May 18, 1994, EDS executed a Stockholder Option Agreement (the "Option Agreement") among (i) Speedbird Merge Inc., a Delaware corporation ("Buyer") and a wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation ("CA"), and (ii) certain holders of Common Stock of the Company (the "Stockholders"). Pursuant to the Stockholder Agreement, EDS and each of the other Stockholders have agreed to tender any shares of Common Stock presently owned by them and any additional shares of Common Stock acquired by such Stockholders (whether by purchase or otherwise) after the date of the Option Agreement ("Stockholder Shares") into the tender offer (the "Offer") being made by the Buyer for shares of Common Stock pursuant to an agreement and plan of merger (the "Merger Agreement") dated as of May 18, 1994 among the Buyer, CA and the Company. EDS and each of the other Stockholders entered into the Option Agreement at the request of the Company in order to induce Buyer and certain of its affiliates to enter into the Merger Agreement. EDS has been advised by the Company that CA has commenced a tender offer for shares of Common Stock at a price of $13.25 per share.

         Pursuant to the Option Agreement, EDS and each of the other Stockholders have also granted to the Buyer an irrevocable option (the "Option") to purchase all of their Stockholder Shares at a purchase price of $13.25 per share, subject to adjustment as provided in the Option Agreement. The Option Agreement contemplates that the Option may be exercised by the Buyer in whole or in part in the event certain conditions are satisfied, including the commencement by a person other than the Buyer of a tender or exchange offer or if another person or group shall have acquired or proposed to acquire more than 25% of the shares. The Option may be exercised until the 30th business day after termination of the Merger Agreement in accordance with its terms. In the event that the Buyer purchases less than all of the Stockholder Shares pursuant to the Offer, the Buyer has agreed that it shall, within 10 days after its purchase of shares of Common Stock pursuant to the Offer, exercise the Option (or any remaining portion thereof) in its entirety.

                                                              Page 3 of 21 Pages


         Pursuant to the Option Agreement, EDS and each of the other Stockholders have also granted the Buyer a proxy to vote their respective Stockholder Shares (or express consent or dissent or otherwise utilize voting power) in such manner and upon such matters as the Buyer or its proxy or substitute shall, in Buyer's sole discretion, deem proper. EDS and each of the other Stockholders have also agreed that they will not, without the prior consent of the Buyer, (i) grant any other proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of their respective Stockholder Shares or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of, any of shares of Common Stock during the term of the Option Agreement. EDS and each of the other Stockholders have also agreed not to directly or indirectly solicit, initiate or encourage any inquiry, proposal or offer from any person to acquire the business, property, or capital stock of the Company or any subsidiary thereof or any substantial equity interest in, or substantial amount of the assets of, the Company or any subsidiary thereof, or to participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the forgoing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Original Statement is hereby amended and supplemented as follows:

         The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

         The description of the Option Agreement set forth above is a summary only and is qualified in its entirety by reference to the Option Agreement, a copy of which is filed as Exhibit 7 hereto and incorporated by reference herein.

         In addition, in connection with the Option Agreement, the Company and EDS have delivered certain waivers and consents under that certain Common Stock Purchase Agreement dated as of August 31, 1990 among the Company, EDS and
Hewlett Packard Company, a copy of which was filed as an exhibit to the
Original Statement. Copies of such waivers and consents are set forth as Exhibits 8 and 9 hereto, and the information set forth therein is hereby incorporated by reference herein.
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                                                              Page 4 of 21 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Original Statement is hereby amended and supplemented as follows:

                                                                                 Sequentially
                 Exhibit          Description                                    Numbered Page
                 -------          -----------                                    -------------
                 7                Option Agreement, dated as of May 18,              6
                                  1994, by and between the Buyer, EDS
                                  and the other Stockholders of the
                                  Company that are signatories thereto

                 8                Waiver and Release dated as of May 18,             18
                                  1994, between EDS and the Company

                 9                Consent dated May 18, 1994 between the             20
                                  Company and EDS

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                                                              Page 5 of 21 Pages


                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 1994

                                     GENERAL MOTORS CORPORATION



                                     By:  /s/ WARREN ANDERSEN
                                              Warren Andersen
                                              Attorney


                                     ELECTRONIC DATA SYSTEMS
                                     CORPORATION



                                     By:  /s/ STORROW M. GORDON
                                              Storrow M. Gordon
                                              Counsel -- Corporate Acquisitions
                                               & Finance